Exhibit 3.1

CERTIFIED EXTRACT

ARYA Sciences Acquisition Corp IV

(the “Company”)

We, Ogier Global (Cayman) Limited, of 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands being the provider of registered office services to the Company, registered in the Cayman Islands on 24 August 2020 with Registration Number 365460, hereby certify that the foregoing is a true and correct extract of the Company’s Extraordinary General Meeting of the shareholders of the Company held on 28 February 2023, and the following special resolution was passed:

“TAKE NOTICE that at an Extraordinary General Meeting of the shareholders of the Company held on 28 February 2023, the following special resolution was passed:

RESOLVED, as a special resolution that:

a)	Article 38.8 of ARYA’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 38.8:

“In the event that the Company does not consummate a Business Combination by June 2, 2023 (or March 2, 2024, if applicable under the provisions of this Article 38.8), or such later time as the Members of the Company may approve in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. If the Company shall wind up for any other reason prior to the consummation of a Business Combination, the Company shall, as promptly as reasonably possible but not more than ten business days thereafter, follow the foregoing procedures set out in this Article 38.8 with respect to the liquidation of the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Notwithstanding the foregoing or any other provisions of the Articles in the event that the Company has not consummated a Business Combination within twenty-seven months from the closing of the IPO, the Company may, without another shareholder vote, elect to extend the date to consummate the Business Combination on a monthly basis up to nine times by an additional one month each time after the twenty-seventh month from the closing of the IPO, by resolution of the directors, if requested by the Sponsor in writing, and upon five days’ advance notice prior to the applicable Termination Date, until thirty-six months from the closing of the IPO, provided that the Sponsor (or one or more of its affiliates, members or third-party designees) (the “ Lender ”) will deposit US$140,000 into the Trust Account within five (5) business days of the applicable Termination Date for each such monthly extension, for an aggregate deposit of up to US$1,260,000 (if all nine additional monthly extensions are exercised), in exchange for a non-interest bearing, unsecured convertible promissory note issued by the Company to the Lender. If the Company completes a Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory note or convert a portion or all of the amounts loaned under such promissory note into Class A Shares, which shall be identical to the Private Placement Shares issued to the Sponsor in a private placement simultaneously with the closing of the IPO. If the Company does not complete a Business Combination by the applicable Termination Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.”

b)	Article 38.9 of ARYA’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new 38.9:

“In the event that any amendment is made to these Articles:

(a)	that would modify the substance or timing of the Company’s obligation to provide holders of Public Shares the right to:

(i)	have their shares redeemed or repurchased in connection with a Business Combination pursuant to Articles 38.2(b) or 38.6; or

(ii)
redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within twenty-seven months (or up to thirty-six months, if applicable under the provisions of Article 38.8) after the date of the closing of the IPO pursuant to Article 38.8; or

(b)	with respect to any other provision relating to the rights of holders of Public Shares,

each holder of Public Shares who is not a Founder, officer or director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment (an Amendment Redemption) at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account not previously released to the Company to pay income taxes, if any, divided by the number of the then-outstanding Public Shares in issue.”

Signed for and on behalf of

Ogier Global (Cayman) Limited

/s/ Daisy Valdez

Daisy Valdez
Date: 28 February 2023